FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month February 2015 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On February 26, 2015 the registrant Announces they Present Webinar on its Advanced Technologies for Manufacturing Automotive Devices

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: February 26, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz to Present Webinar on its Advanced Technologies for Manufacturing
Automotive Devices

Webinar to demonstrate TowerJazz’s alignment on the rising global trend of industry specifications for mass production of automotive products

MIGDAL HAEMEK, Israel, February 26, 2015 – TowerJazz, the global specialty foundry leader, today announced it will host a webinar on March 3, 2015 to present a number of TowerJazz’s advanced automotive technologies, its Automotive Quality Policy, and share multiple examples of product qualification results accumulated by TowerJazz over many years. TowerJazz will demonstrate its alignment on industry specifications for automotive mass production from the foundry perspective. The webinar will cover TowerJazz’s reliability performance and world-class quality system implemented in its production facilities. The webinar targets fabless engineers, foundry interfaces and reliability managers working on the design, fabrication, and manufacturing of devices for the automotive industry.

In this webinar, TowerJazz will highlight wafer manufacturing processes for automotive applications which require a high grade of process and reliability performance, along with development and implementation of zero defect mentality in manufacturing procedures.  TowerJazz will provide guidelines for physical and environmental reliability qualification success that are different from those for non-automotive products. Several TowerJazz automotive technologies, from 0.60-micron to 45nm, that meet these targets will be presented.

TowerJazz will also present its Automotive Quality Policy and its in-field implementation. The quality policy includes automatic outgoing inspection, zero defect mentality methodology, Maverick Alert System, and more. Several examples of product qualification results, accumulated over many years of manufacturing automotive devices, will also be shared.

The automotive webinar will be held for 40 minutes including a 10-minute Q&A session and will be hosted by Dr. Eitan Shauly – Director of Integration, MS/CMOS BU and Michael Axelrod - Senior Staff Account Manager. Some prior knowledge or experience in manufacturing, device and reliability is required.

The times for the TowerJazz Automotive Offering Webinar on March 3, 2015 are as follows:

ISR Clock – 10:00am | UK – 08:00am | Shanghai – 15:00 |  Tokyo – 16:00
ISR Clock – 20:00 | UK – 18:00 | San Francisco – 10:00am | NY – 13:00

Following the live event, an archived version of the webinar will be available on the TowerJazz website.  For more information, please visit: http://www.towerjazz.com/webinars/automotive.html

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com and www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.
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Company/Media Contact: Limor Silberberg | +972-4-604-7249| limor.silberberg@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com